Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

MMabry@stradley.com

215.564.8011

June 20, 2013
Via EDGAR Transmission

Ms. Mary A. Cole
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	EGA Emerging Global Shares Trust (the “Trust”)
File Numbers 333-155709; 811-22255

Dear Mary:

I am writing in response to your comments to the post-effective amendment to the Trust’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on March 15, 2013, on behalf of the EGShares Emerging Markets Dividend Growth ETF and the EGShares Emerging Markets Natural Resources ETF series of the Trust (each a “Fund” and collectively, the “Funds”), which you provided during our telephone conversation on April 28, 2013.  We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Funds’ effectiveness on June 27, 2013.  I have reproduced your comments in italics below, followed by our responses.

1.           Confirm whether the disclosure meets the terms of the exemptive relief (“Relief”) provided to the Trust and Emerging Global Advisors, LLC (“EGA”).

The disclosure is consistent with the Relief issued on September 25, 2012.

2.           Finalize the index provider for EGShares Emerging Markets Dividend Growth ETF and the EGShares Emerging Markets Natural Resources ETF.

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
June 20, 2013

For EGShares Emerging Markets Dividend Growth ETF, the underlying index will be FTSE Emerging All Cap ex-Taiwan Diversified Capped Dividend Growth 50 Index, provided by FTSE International Limited. The FTSE Emerging All Cap ex-Taiwan Diversified Capped Dividend Growth 50 Index is a free-float market capitalization weighted index that measures the stock performance of 50 emerging markets companies with a high compounded annual dividend growth rate that are members of the FTSE Emerging All Cap ex Taiwan Universe.  The market capitalization of the companies in FTSE Emerging All Cap ex-Taiwan Diversified Capped Dividend Growth 50 Index will be within the market capitalization range of the top 85% of companies in the FTSE All Cap ex-Taiwan Float Universe.

For EGShares Emerging Markets Natural Resources ETF, the underlying index will be the Dow Jones Emerging Markets Natural Resources Titans 50TM Index, provided by S&P Dow Jones Indices. The Dow Jones Emerging Markets Natural Resources Titans 50TM Index is a free-float adjusted market capitalization weighted index that measures the stock performance of 50 leading emerging-market companies in the Oil & Gas and Basic Materials Industries, as defined by the proprietary sector system used by S&P Dow Jones Indices.  The Dow Jones Emerging Markets Natural Resources Titans 50TM Index may include small, medium and large capitalized companies domiciled in emerging market countries having a market capitalization of at least $100 million at the time of purchase.

3.           Provide the standard representations for Mauritius companies.

The Funds no longer plan to use Mauritius companies in connection with their respective investment strategies.  The prospectus disclosure will be revised accordingly. As a result, the Trust will not be providing the standard representations.

4.           In the principal investment strategies for EGShares Emerging Markets Natural Resources ETF, state (if true) that the underlying index is comprised of companies that the index provider “determines to be representative of companies primarily in the business of . . .”  Also clarify what is meant by “otherwise supporting businesses” (as in, “otherwise supporting businesses in natural resources industries”).

The disclosure has been revised to adhere as closely as possible to the methodology provided by its index provider, S&P Dow Jones Indices, to read as follows:

“The Emerging Markets Natural Resources Underlying Index is a free-float adjusted market capitalization weighted index that measures the stock performance of 50 leading emerging market companies in the Oil & Gas and Basic Materials Industries, as defined by the proprietary sector system used by S&P Dow Jones Indices.  A free-float adjusted index is one that only uses freely traded shares in calculating the market capitalization weighting.  Basic Materials companies include companies involved in commodity chemicals, specialty chemicals, forestry, paper, aluminum, nonferrous metals, iron and steel, coal, diamonds and gemstones, general mining, gold mining, and platinum and precious metals.  Oil & Gas companies include companies involved in exploration and production, integrated oil and gas, oil equipment and services, pipelines, renewable energy equipment, and alternative fuels.”

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
June 20, 2013

* * *

In addition, in response to a comment we received from you on two of the Trust’s subsequent filings, the line items for “Distribution and/or Service (12b-l) Fees” and “Other Expenses” have been removed from each Fund’s fee table pursuant to Instruction 1(c) under Item 3 of Form N-1A because the Trust does not anticipate that the Funds will pay any of these fees in the first year of operations.

* * *

The Trust acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Registration Statement; (ii) Staff comments on the Registration Statement, or changes to the Registration Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 215-564-8011 if you have any questions or comments.

Very truly yours,

/s/ Michael D. Mabry
Michael D. Mabry

cc:        Robert C. Holderith